1875 K Street, N.W.
Washington, DC 20006

Tel: 202 303 1000
Fax: 202 303 2000

October 23, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 450

Ladies and Gentlemen:

On behalf of the Company, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 450 (the “Amendment”) to the Company’s Registration Statement on Form N-1A. The Amendment relates to iShares MSCI USA Equal Weighted ETF (the “Fund”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act, and it will become effective 60 days after filing. The Amendment is being filed to reflect the change in the Fund’s underlying index from MSCI USA Index to MSCI USA Equal Weighted Index, the corresponding change in the Fund’s name from iShares MSCI USA ETF to iShares MSCI USA Equal Weighted ETF, the corresponding changes in the Fund’s principal investment strategies and to make such other changes as the Company deems appropriate.

The following information is provided to assist the staff of the U.S. Securities and Exchange Commission in its review of the Registration Statement. We note below the revised investment objective and principal investment strategies.

Investment Objective and Strategies

The Fund seeks to track the investment results of the MSCI USA Equal Weighted Index (the “Underlying Index”), which is an equally-weighted securities index that measures the performance of equity securities in the top 85% by market capitalization of equity securities listed on stock exchanges in the United States and which represents an alternative weighting scheme to its market capitalization-weighted parent index, the MSCI USA Index. The Underlying Index is rebalanced quarterly, at which time all securities in the Underlying Index are weighted equally. Between rebalances, the weightings of the securities in the Underlying Index will fluctuate due to price performance. The Underlying Index may include large-, mid- or small-

capitalization companies. Components of the Underlying Index primarily include consumer discretionary, financials and information technology companies. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Dervilla Lannon

Marisa Rolland

Josh Banerje

Katherine Drury

Michael Gung

Seong Kim